Mail Stop 4561


								October 27, 2005


By U.S. Mail and facsimile to (212) 401 1024

David P. Warren
Chief Financial Officer
The Nasdaq Stock Market Inc.
One Liberty Plaza
New York, NY  10006

Re:	The Nasdaq Stock Market Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
	File No. 000-32651

Dear Mr. Warren:

      We have reviewed your response letter dated October 11, 2005 and have the following additional comment.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 4 - Acquisition of Instinet Group, page 8

1. We note your supplemental response to comment 8 of our letter dated September 27, 2005. Please tell us how you considered the applicability of SFAS 150, SFAS 133, and EITF 00-19. Tell us the specific terms of the warrants and how they support your analysis.

2. Please provide us with a similar analysis for the embedded conversion feature in your convertible notes.

* * * * *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

David P. Warren
The Nasdaq Stock Market Inc.
October 27, 2005
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